Exhibit 12.1

American Honda Finance Corporation and Subsidiaries

Calculation of Ratio of Earnings to Fixed Charges

(in millions)

	For the fiscal years ended March 31,
	2013	2012	2011

Earnings
Consolidated income before provision for income taxes	$1,652	$1,990	$1,882
Fixed Charges	810	851	950

Earnings	$2,462	$2,841	$2,832

Fixed Charges
Interest expense	$806	$847	$946
Interest portion of rental expense (a)	4	4	4

Total fixed charges	$810	$851	$950

Ratio of earnings to fixed charges	3.04x	3.34x	2.98x

(a)	One-third of all rental expense is deemed to be interest.